UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 8)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (SOUTHEAST AIRPORT GROUP)
(Name of Issuer)

American Depositary Shares, each representing ten Series B Shares
(Title of Class of Securities)

40051E202
(CUSIP Number)

Alejandro Heriberto Hernández Villarreal, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: + (52 55) 5133-2500

With a copy to:

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS
Grupo ADO, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,992,520

	8	SHARED VOTING POWER
22,950,000

	9	SOLE DISPOSITIVE POWER
40,992,520

	10	SHARED DISPOSITIVE POWER
22,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,942,520

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS
Inversiones Productivas Kierke, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
36,989,770

	8	SHARED VOTING POWER
22,950,000

	9	SOLE DISPOSITIVE POWER
36,989,770

	10	SHARED DISPOSITIVE POWER
22,950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,939,770

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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Explanatory Note
This Amendment No. 8 to Schedule 13D ("Amendment No. 8") filed by the Reporting Persons (as defined below) relates to American Depositary Shares ("ADS"), each representing ten Series B shares, without par value (the "Series B Shares"), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the "Issuer"), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, filed by Grupo ADO, S.A. de C.V. with the Securities and Exchange Commission (the "SEC") on January 4, 2012, (the "Initial Statement"), as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on January 13, 2012, as amended by Amendment No. 2 to Schedule 13D, filed with the SEC on March 12, 2012, as amended by Amendment No. 3 to Schedule 13D, filed with the SEC on November 12, 2013, as amended by Amendment No. 4 to Schedule 13D, filed with the SEC on May 1, 2015, as amended by Amendment No. 5 to Schedule 13D, on June 26, 2018, as amended by Amendment No. 6 to Schedule 13D, filed with the SEC on September 7, 2018 and Amendment No. 7 to Schedule 13D, filed with the SEC on November 9, 2018 (together with the Initial Statement, the "Amended Schedule 13D").  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference in this amended Item 2.

Mr. Alejandro Partido Araujo, a citizen of Mexico, is the sole director of Kierke and the Manager of ADO's Corporate Accounting Area since 2018 (the "Kierke Related Person"). The business address of the Kierke Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Ciudad de Mexico.

During the last five years, neither Ado, Kierke nor, to the best knowledge of the Reporting Persons, the Kierke Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby supplemented by the following:

The information set forth in Item 5(c) of this Amended Schedule 13D is hereby incorporated by reference in this Item 3.

Since the filing of Amendment No. 7, Kierke transferred 29,021,898 Series B Shares to Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Kierke for no consideration,  ADO purchased in the open market, an aggregate of 400,275 ADSs representing 4,002,750 Class B Shares for an aggregate purchase price of approximately $94,770,063.34 and Operadora de Recursos Remer, S.A. de C.V. purchased in the open market an aggregate of 7,148 ADSs representing 71,480 Class B Shares for an aggregate purchase price of approximately $1,993,776.51. The funds used to purchase the securities described herein were provided from general funds available to each Reporting Person and their applicable subsidiaries and affiliates thereof.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Items 3 and 5 of the Amended Schedule 13D are incorporated herein by reference. The Reporting Persons have acquired the ADSs for investment purposes.

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Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Amended Schedule 13D are hereby amended and restated as follows:

The information contained on the cover pages to this Amended Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

(a)-(b)
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition

Grupo ADO, S.A. de C.V.	63,942,520(1)	21.3%(2)	40,992,520	22,950,000	40,992,520	22,950,000

Inversiones Productivas Kierke, S.A. de C.V.	59,939,770 (1)	20.0%(2)	36,989,770	22,950,000	36,989,770	22,950,000

(1)
ADO may be deemed, for U.S. federal securities law purposes, to be the beneficial owner of 63,942,520 Series B Shares consisting of: (a) 400,275 ADSs representing 4,002,750 Series B Shares held by ADO,  (b) 36,918,290 Series B Shares and 7,148 ADSs representing 71,480 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Kierke, and (c) the 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share.  Kierke may be deemed, for U.S. federal securities law purposes, to be the beneficial owner of 59,939,770 Series B Shares consisting of:  (a) 36,918,290 Series B Shares and 7,148 ADSs representing 71,480 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Kierke and (b) the 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Kierke owns 50% of the outstanding shares of ITA, which owns all of the Series BB Shares of the Issuer, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share, as such the Reporting Persons may be deemed to have shared voting and dispositive power over the Series BB Shares held by ITA.  The Reporting Persons disclaim beneficial ownership of the Series BB Shares held by ITA, except to the extent of their pecuniary interest therein.  Neither the filing of this Amended Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Series B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
The beneficial ownership percentage is based on 277,050,000 Series B Shares of the Issuer outstanding, as reported by the Issuer on Form 20-F for the year ended December 31, 2022, filed on April 17, 2023, and takes into account the 22,950,000 Series B Shares issuable upon conversion of the 22,950,000 Series BB Shares held by ITA. Percentage is calculated in accordance with Rule 13d-3 of the Exchange Act.

(c)  Except as set forth on Schedule A of this Amended Schedule 13D, which presents information as of 4:30 p.m. Eastern on August 23, 2023, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any securities of the Issuer during the past 60 days.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2023	Grupo ADO, S.A. de C.V.

/s/ Alejandro Heriberto Hernández Villarreal
	Name:	Alejandro Heriberto Hernández Villarreal
	Title:	General Counsel

Date: August 24, 2023	Inversiones Productivas Kierke, S.A. de C.V.

/s/ Alejandro Partido Araujo
	Name:	Alejandro Partido Araujo
	Title:	Sole Director

SCHEDULE A

Transactions in the past 60 days, all of which were open market purchases of ADS.

Grupo ADO, S.A. de C.V.

Date	Number of ADSs*	Price per ADS**	Low Price	High Price
August 1, 2023	934	$276.648	$276.08	$276.67
August 1, 2023	1,198	$277.449	-	-
August 2, 2023	10,261	$272.206	$271.73	$272.70
August 2, 2023	26,228	$272.973	$272.79	$273.59
August 3, 2023	17,091	$268.347	$267.86	$268.84
August 3, 2023	27,279	$269.242	$268.89	$270.07
August 4, 2023	1,088	$271.479	$271.08	$272.05
August 4, 2023	6,169	$272.578	$272.14	$272.96
August 4, 2023	20,104	$273.597	$273.51	$274.36
August 7, 2023	8,968	$274.869	$274.23	$274.96
August 7, 2023	16,715	$275.446	-	-
August 8, 2023	4,347	$272.506	$272.11	$273.06
August 8, 2023	14,113	$274.649	$273.93	$274.88
August 9, 2023	16,149	$275.034	$274.59	$275.15
August 10, 2023	8,292	$275.111	-	-
August 11, 2023	200	$274.940	-	-
August 11, 2023	3,773	$276.871	$276.81	$277.00
August 16, 2023	3,768	$275.152	-	-
August 17, 2023	3,985	$268.004	-	-
August 21, 2023	3,200	$270.093	-	-
August 18, 2023	11,129	$268.360	-	-
August 21, 2023	8,230	$267.947	-	-
August 22, 2023	7,580	$266.873	-	-
August 22, 2023	1,800	$268.064	-	-
August 23, 2023	5,300	$270.61	-	-

* Represents ADSs. Each ADS represents 10 Class B Shares.

** The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Grupo ADO, S.A. de C.V.

The name, current principal occupation or employment of each director and executive officer of the Reporting Person are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Reporting Person. The business address of each director and officer is Av. Ignacio Zaragoza No. 200, Edif. B, Cal. Siete de Julio, C.P. 15390 Ciudad de Mexico. Except for Eleonora María Casas Barrera who is a citizen of Mexico and Columbia, all of the directors and executive officers listed below are Mexican citizens.

Directors of Grupo ADO, S.A. de C.V.

Name		Current Principal Occupation
	Juan Carlos Uriarte Amann	President of the Board of Directors of Grupo ADO, S.A. de C.V.
	José Antonio Pérez Antón	Chief Executive Officer of Grupo ADO, S.A. de C.V.
	Aurelio Pérez Alonso	Deputy Chief Executive Officer of Grupo ADO, S.A. de C.V.
	Ricardo Álvarez Cordero	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Aldo Alarcón Vargas	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Arturo Angus Álvarez González	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Juan Pablo Castañón	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Gabriel Díaz Garza Abraham	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Guillermo Irurita Piñero	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	José Antonio Rosillo Díaz	Member of the Board of Directors of Grupo ADO, S.A. de C.V.
	Eleonora María Casas Barrera	Member of the Board of Directors of Grupo ADO, S.A. de C.V.

Officers of Grupo ADO, S.A. de C.V.

Name		Current Principal Occupation
	Diego Landa Vertiz	Chief HR Officer of Grupo ADO, S.A. de C.V.
	Irma Guadalupe Ornelas Valle	Chief Audit Executive of Grupo ADO, S.A. de C.V.
	Alejandro Heriberto Hernández Villarreal	General Counsel of Grupo ADO, S.A. de C.V.
	Humberto Luis Campos Valdes	Chief Information Officer of Grupo ADO, S.A. de C.V.